UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CEO
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CFO

On January 12, 2021, EXFO Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2020. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations as well as certifications of interim filings for the first fiscal quarter of the 2021 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations and certifications of interim filings for the first fiscal quarter of the 2021 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          EXFO INC.

                                          By:       /s/ Philippe Morin
                                          Name:  Philippe Morin
                                          Title:    Chief Executive Officer

Date: January 12, 2021

PRESS RELEASE
For immediate release

EXFO reports first quarter results for fiscal 2021

◾	Sales reached US$71.5 million
◾	Bookings attained US$69.0 million
◾	IFRS net earnings totaled US$3.6 million, US$0.06 per share
◾	Adjusted EBITDA amounted to US$9.9 million, 13.9% of sales

QUEBEC CITY, CANADA, January 12, 2021 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF), the communications industry's test, monitoring and analytics experts, reported today financial results for the first quarter ended November 30, 2020.

“EXFO delivered a strong first-quarter performance in fiscal 2021 as compared to a coronavirus-free opening quarter in 2020,” said EXFO’s CEO Philippe Morin. “Robust sales and earnings results confirm market acceptance of our highly differentiated solutions related to fiber, cloud-native and 5G network deployments as we continue to develop new ways to engage and serve our global customer base in this virtualized environment. We’re particularly pleased with our SASS offering’s penetration into new accounts through the recently announced fiber monitoring deal with BT’s subsidiary, Openreach, and five service assurance contracts secured in the fourth quarter of 2020.”

First-Quarter Highlights
•
Sales. Sales decreased 2.8% year-over-year in the first quarter of 2021 mainly due to the impact of the coronavirus pandemic, which was partially offset by stronger year-end calendar spending on the part of communications service providers. Test and Measurement (T&M) sales dropped 9.8% from a record US$55.9 million in first quarter of 2020, while Service Assurance, Systems and Services (SASS) sales increased 18.6% year-over-year. Sales in Europe, Middle East and Africa (EMEA) and Asia-Pacific improved 23.3% and 9.2% year-over-year, respectively, while sales in the Americas fell 20.4%.  EXFO’s top customer accounted for 4.3% of sales, while the top three represented 12.6%.

•
Profitability. IFRS net earnings totaled US$3.6 million, or US$0.06 per share, in the first quarter of 2021, while adjusted EBITDA amounted to US$9.9 million, or 13.9% of sales. Net earnings included an after-tax wage subsidy of US$1.4 million under the Canada emergency wage subsidy program to help qualifying businesses alleviate the effects of the pandemic, as well as an after-tax insurance recovery of US$2.5 million related to the loss of assets.

Selected Financial Information
(In thousands of US dollars)

	Three months ended November 30,
	2020	2019

Test and measurement sales	$50,473	$55,947
Service assurance, systems and services sales	21,046	17,749
Foreign exchange losses on forward exchange contracts	(7)	(145)
Total sales	$71,512	$73,551

Test and measurement bookings	$51,248	$55,009
Service assurance, systems and services bookings	17,802	15,049
Foreign exchange losses on forward exchange contracts	(7)	(145)
Total bookings	$69,043	$69,913
Book-to-bill ratio (bookings/sales)	0.97	0.95
Gross margin before depreciation and amortization*	$41,643	$43,310
	58.2%	58.9%

Other selected information:
IFRS net earnings (loss)	$3,554	$(63)
Amortization of intangible assets	$2,549	$1,632
Stock-based compensation costs	$568	$487
Restructuring charges	$543	$–
Net income tax effect of the above items	$(530)	$(249)
Foreign exchange loss	$246	$126
Adjusted EBITDA*	$9,949	$7,544

Quarterly Overview
Sales decreased 2.8% to US$71.5 million in the first quarter of fiscal 2021 from US$73.6 million in the first quarter of 2020.

Bookings dropped 1.2% to US$69.0 million in the first quarter of fiscal 2021 from US$69.9 million for the same period in 2020. The company's book-to-bill ratio was 0.97 in the first quarter of 2021.

Gross margin before depreciation and amortization* amounted to 58.2% of sales in the first quarter of fiscal 2021 compared to 58.9% in the first quarter of 2020.

Selling and administrative expenses totaled US$21.6 million, or 30.2% of sales in the first quarter of fiscal 2021 compared to US$24.5 million, or 33.3% of sales, in the first quarter of 2020.

Net R&D expenses amounted to US$11.2 million, or 15.7% of sales, in the first quarter of fiscal 2021 compared to US$11.7 million, or 16.0% of sales, in the same period last year.

IFRS net earnings totaled US$3.6 million, or US$0.06 per share, in the first quarter of fiscal 2021 compared to a net loss of US$0.1 million, or US$0.00 per share, in the first quarter of 2020. IFRS net earnings in the first quarter of 2021 included US$2.0 million in after-tax amortization of intangible assets, US$0.6 million in stock-based compensation costs, US$0.5 million in after-tax restructuring charges and a foreign exchange loss of US$0.2 million. IFRS net earnings also included an after-tax wage subsidy of US$1.4 million under the Canada emergency wage subsidy program to help qualifying businesses alleviate the effects of the coronavirus pandemic, as well as an after-tax insurance recovery of US$2.5 million related to the loss of assets.

For the first quarter of 2020, net loss included US$1.4 million in after-tax amortization of intangible assets, US$0.5 million in stock-based compensation costs and a foreign exchange loss of US$0.1 million.

Adjusted EBITDA* amounted to US$9.9 million, or 13.9% of sales, in the first quarter of fiscal 2021 compared to US$7.5 million, or 10.3% of sales, in the first quarter of 2020.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review first-quarter results for fiscal 2021. To listen to the conference call and participate in the question period via telephone, dial 1-323-289-6576. Please take note the following participant passcode will be required: 2900379. Executive Chairman Germain Lamonde, CEO Philippe Morin and Pierre Plamondon, CPA, Chief Financial Officer and Vice-President of Finance, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8 p.m. on January 19, 2021. The replay number is 1-719-457-0820 and the participant passcode is 2900379. The audio Webcast and replay of the conference call will also be available on EXFO’s website at www.EXFO.com, under the Investors section.

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services and our ability to manufacture and deliver our products and services to our customers; the effects of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as a potential recession; trade wars, and our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represents net earnings (loss) before interest and other income/expenses, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges and foreign exchange loss.

These non-IFRS measures eliminate the effect on IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. EXFO uses these measures for evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These non-IFRS measures are also used by financial analysts who evaluate and compare EXFO’s performance against that of competitors and industry players in the sector.

Finally, these measures help EXFO to plan and forecast future periods as well as make operational and strategic decisions. EXFO believes that providing this information to investors, in addition to IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand historical and future financial performance. More importantly, it enables the comparison of EXFO’s performance on a relatively similar basis against that of other public and private companies in the industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss) loss in thousands of US dollars:
Adjusted EBITDA
	Three months ended November 30,
	2020	2019

IFRS net earnings (loss) for the period	$3,554	$(63)

Add (deduct):

Depreciation and amortization	4,723	3,926
Interest and other (income) expenses	(1,866)	399
Income taxes	2,181	2,669
Stock-based compensation costs	568	487
Restructuring charges	543	–
Foreign exchange loss	246	126
Adjusted EBITDA for the period	$9,949	$7,544

Adjusted EBITDA in percentage of sales	13.9%	10.3%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at November 30, 2020	As at August 31, 2020

Assets

Current assets
Cash	$15,392	$32,818
Short-term investments	1,106	919
Accounts receivable
Trade	55,541	56,291
Other	6,090	4,055
Income taxes and tax credits recoverable	2,337	4,203
Inventories	41,769	38,865
Prepaid expenses	5,422	5,631
Other assets	4,009	5,493
	131,666	148,275

Tax credits recoverable	49,961	48,812
Property, plant and equipment	39,303	39,722
Lease right-of-use assets	9,228	10,758
Intangible assets	15,481	17,616
Goodwill	40,451	40,290
Deferred income tax assets	4,147	3,633
Other assets	1,521	1,548
	$291,758	$310,654
Liabilities

Current liabilities
Bank loan	$16,314	$32,737
Accounts payable and accrued liabilities	39,405	41,348
Provisions	2,333	3,792
Income taxes payable	242	43
Deferred revenue	24,345	25,785
Other liabilities	4,040	4,032
Current portion of lease liabilities (note 7)	2,870	3,249
Current portion of long-term debt (note 8)	1,880	2,076
	91,429	113,062

Provisions	2,784	2,782
Deferred revenue	8,887	8,858
Lease liabilities (note 7)	6,715	7,334
Long-term debt (note 8)	1,759	2,144
Deferred income tax liabilities	2,925	3,760
Other liabilities	144	151
	114,643	138,091

Shareholders’ equity
Share capital (note 9)	94,190	94,024
Contributed surplus	19,724	19,680
Retained earnings	106,187	102,633
Accumulated other comprehensive loss	(42,986)	(43,774)
	177,115	172,563

	$291,758	$310,654

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended November 30,
	2020	2019

Sales	$71,512	$73,551

Cost of sales (1)	29,869	30,241
Selling and administrative	21,606	24,504
Net research and development	11,199	11,749
Depreciation of property, plant and equipment	1,341	1,443
Depreciation of lease right-of-use assets	833	851
Amortization of intangible assets	2,549	1,632
Interest and other (income) expense (note 10)	(1,866)	399
Foreign exchange loss	246	126

Earnings before income taxes	5,735	2,606

Income taxes (note 11)	2,181	2,669

Net earnings (loss) for the period	$3,554	$(63)

Basic and diluted net earnings (loss) per share	$0.06	$(0.00)

Basic weighted average number of shares outstanding (000’s)	55,749	55,439

Diluted weighted average number of shares outstanding (000’s) (note 12)	57,023	55,439

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income

(in thousands of US dollars)

	Three months ended November 30,
	2020	2019

Net earnings (loss) for the period	$3,554	$(63)
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings (loss)
Foreign currency translation adjustment	722	561
Unrealized gains/losses on forward exchange contracts	256	(35)
Reclassification of realized gains/losses on forward exchange contracts in net earnings (loss)	(156)	183
Deferred income tax effect of gains/losses on forward exchange contracts	(34)	(30)

Other comprehensive income	788	679

Comprehensive income for the period	$4,342	$616

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Three months ended November 30, 2019
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564
Reclassification of stock-based compensation costs (note 9)	861	(861)	–	–	–
Redemption of share capital (note 9)	(212)	(13)	–	–	(225)
Stock-based compensation costs	–	494	–	–	494
Net loss for the period	–	–	(63)	–	(63)
Other comprehensive income
Foreign currency translation adjustment	–	–	–	561	561
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $30	–	–	–	118	118

Total comprehensive income for the period					616

Balance as at November 30, 2019	$93,355	$18,816	$112,110	$(50,832)	$173,449

	Three months ended November 30, 2020
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2020	$94,024	$19,680	$102,633	$(43,774)	$172,563
Reclassification of stock-based compensation costs (note 9)	704	(704)	–	–	–
Redemption of share capital (note 9)	(538)	158	–	–	(380)
Stock-based compensation costs	–	590	–	–	590
Net earnings for the period	–	–	3,554	–	3,554
Other comprehensive income
Foreign currency translation adjustment	–	–	–	722	722
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $34	–	–	–	66	66

Total comprehensive income for the period					4,342

Balance as at November 30, 2020	$94,190	$19,724	$106,187	$(42,986)	$177,115

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended November 30,
	2020	2019

Cash flows from operating activities
Net earnings (loss) for the period	$3,554	$(63)
Add (deduct) items not affecting cash
Stock-based compensation costs	568	487
Depreciation and amortization	4,723	3,926
Write-off of capital assets	10	216
Deferred revenue	(1,600)	(4,372)
Deferred income taxes	(1,318)	(442)
Changes in foreign exchange gain/loss	212	(21)
	6,149	(269)

Changes in non-cash operating items
Accounts receivable	(831)	72
Income taxes and tax credits	1,220	516
Inventories	(2,605)	(3,493)
Prepaid expenses	579	378
Other assets	1,391	35
Accounts payable, accrued liabilities and provisions	(3,833)	(3,693)
Other liabilities	(8)	(16)
	2,062	(6,470)
Cash flows from investing activities
Additions to short-term investments	(230)	(147)
Disposal of short-term investments	30	563
Purchases of capital assets	(1,111)	(2,040)
	(1,311)	(1,624)
Cash flows from financing activities
Bank loan	(16,338)	8,354
Repayment of lease liabilities	(833)	(844)
Repayment of long-term debt	(581)	(676)
Redemption of share capital	(380)	(225)
	(18,132)	6,609

Effect of foreign exchange rate changes on cash	(45)	12

Change in cash	(17,426)	(1,473)
Cash – Beginning of the period	32,818	16,518
Cash – End of the period	$15,392	$15,045

Supplementary information
Income taxes cash outflow	$372	$741

As at November 30, 2019 and 2020, unpaid purchases of capital assets amounted to $1,140 and $358 respectively.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the “company”) develops smart test, monitoring and analytics solutions for fixed and mobile network operators, web-scale companies, and equipment manufacturers in the global communications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec City, Quebec, Canada, G1M 2K2.

These condensed unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on January 12, 2021.

2	Basis of Presentation

These condensed unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements. Consequently, these condensed unaudited interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

3	Business Combination

On December 31, 2020, the company acquired all of the issued and outstanding shares of InOpticals Inc. (InOpticals), a Taiwan-based company that offers ultra-high-speed test instruments for the laboratory and manufacturing markets.

In consideration for the shares acquired, the company will issue approximately 1,552,795 subordinate voting shares valued at $5,000,000, out of which 1,424,224 subordinate voting share, valued at $4,586,000, will be released over a five-year period, starting on December 31, 2020, contingent to certain conditions from InOpticals’ former  shareholders over that period, and will not be part of the consideration for the business combination. In addition, in consideration for the shares acquired, the company might pay a cash-contingent consideration based on certain sales volumes of InOpticals’ products over a five-year period starting December 31, 2020, subject to certain conditions from InOpticals’ former shareholders over that period; this cash-contingent consideration will not be part of the consideration for the business combination.

These considerations will be adjusted on a dollar-for-dollar basis for any difference to IFRS-based InOpticals shareholders’ equity in the amount of $750,000 as of the acquisition date. The difference will be paid in cash and will form part of the consideration for this business combination.

The fair value of the cash consideration and management’s estimate of the fair value of net assets acquired is not yet available because the acquisition was closed late after the quarter end and information required to estimate these amounts remains unavailable. The company expects to assess the fair value of the cash consideration and the fair value of net assets acquired and complete the purchase price allocation in the third quarter of fiscal 2021.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

This acquisition will be accounted for by applying the acquisition method as required by IFRS 3, Business Combinations, and the requirements of IFRS 10, Consolidated Financial Statements. The results of operations of the acquired business will be included in the consolidated financial statements of the company starting December 31, 2020, being the acquisition date.

4	Government Grants

The Government of Canada introduced the Canada Emergency Wage Subsidy (CEWS) to help qualifying Canadian businesses facing hardship as a result of the coronavirus pandemic. The CEWS has been covering wages up to certain limits since March 15, 2020 and extends until June 2021, provided eligible businesses have suffered a drop in gross revenues above certain thresholds during these periods.

During the three months ended November 30, 2020, the CEWS covered up to 50% of eligible wages for the period starting August 30 and ending September 26, 2020, up to 40% for the period starting September 27 and ending October 24, 2020, and up to 40% for the period starting October 25 and ending November 21, 2020.

The company qualified for the CEWS for the periods from August 30 to November 21, 2020, and recorded grants of $1,885,000 in the condensed unaudited interim consolidated statement of earnings for the three months ended November 30, 2020. The company accounted for the CEWS as a government grant under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and it was deducted from the same interim condensed consolidated statement of earnings line item as the wages were recognized (note 10).

5	Restructuring Charges

The following table summarizes changes in restructuring charges payable during the three months ended November 30, 2020:

Balance – Beginning of the period	$3,626
Additions (1)	543
Payments	(1,742)
Balance – End of the period	$2,427

(1)	Additions are recorded in selling and administrative expenses in the condensed unaudited consolidated statement of earnings.

6	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company’s short-term investments and forward exchange contracts are measured at fair value at each consolidated balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using observable prices and forward exchange rates at the consolidated balance sheet dates.

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy is as follows:

	As at November 30, 2020		As at August 31, 2020
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$1,106	$–	$919	$–
Forward exchange contracts	$–	$1,708	$–	$1,587

Financial liabilities
Forward exchange contracts	$–	$42	$–	$110

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at November 30, 2020, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized below:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2020 to August 2021	$26,800	1.3329
September 2021 to August 2022	18,800	1.3492
September 2022 to February 2023	3,600	1.3324
Total	$49,200	1.3391

US dollars – Indian rupees

Expiry dates	Contractual amount	Weighted average contractual forward rate

December 2020 to February 2021	$750	77.88

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $1,477,000 as at August 31, 2020, and $1,666,000 as at November 30, 2020.

As at November 30, 2020, forward exchange contracts in the amount of $1,288,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $420,000 are presented as long-term assets in other long-term assets, and forward exchange contracts in the amount of $42,000 are presented as current liabilities in accounts payable and other liabilities in the consolidated balance sheet. Forward exchange contracts of $123,000 included in other accounts receivable, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on its portfolio of forward exchange contracts as at November 30, 2020, the company estimates that the portion of the net unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings (sales) over the next 12 months, amounts to $1,123,000.

7	Leases

The company has operating leases for certain of its premises under various non-cancelable lease agreements. The company’s operating leases have remaining lease terms ranging from 1 year to 8 years. The company’s operating lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Minimal rentals payable under operating leases are as follows as at November 30, 2020:

No later than 1 year	$2,870
Later than 1 year and no later than 5 years	5,810
Later than 5 years	905
Total lease liabilities as at November 30, 2020	$9,585

Depreciation of lease ROU assets for the three months ended November 30, 2019 and 2020 amounted to $851,000 and $833,000 (note 10).

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Long-term Debt

	As at November 30, 2020	As at August 31, 2020

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in September 2024 and September 2025	$877	$896
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi‑annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between July 2021 and September 2023	2,123	2,443
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 1.5%, maturing at different dates between December 2020 and March 2023	233	295
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly or quarterly instalments, bearing interest at annual rates of 1.1% to 2.9%, maturing at different dates between December 2020 and July 2022	406	586
	3,639	4,220
Current portion of long-term debt	1,880	2,076
	$1,759	$2,144

Principal repayments of long-term debt due over the forthcoming years are as follows:

As at November 30, 2020

No later than 1 year	$1,880
Later than 1 year and no later than 5 years	1,759
$3,639

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Share Capital

The following tables summarize changes in share capital for the three months ended November 30, 2019 and 2020.

	Three months ended November 30, 2019
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2019	31,643,000	$1	23,703,675	$92,705	$92,706
Redemption of restricted share units	−	−	255,822	−	−
Redemption of share capital	−	−	(54,528)	(212)	(212)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	861	861
Balance as at November 30, 2019	31,643,000	$1	23,904,969	$93,354	$93,355

	Three months ended November 30, 2020
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2020	31,643,000	$1	24,060,766	$94,023	$94,024
Redemption of restricted share units	−	−	204,506	−	−
Redemption of performance share units	−	−	2,704	−	−
Redemption of share capital	−	−	(138,255)	(538)	(538)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	704	704
Balance as at November 30, 2020	31,643,000	$1	24,129,721	$94,189	$94,190

10	Statements of Earnings

Sales are as follows:

	Three months ended November 30,
	2020	2019

Test and measurement	$50,473	$55,947
Service assurance, systems and services	21,046	17,749
Foreign exchange losses on forward exchange contracts	(7)	(145)
Total sales for the period	$71,512	$73,551

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Interest and other (income) expense

During the three months ended November 30, 2020, other income included an amount of $2,546,000 for an insurance recovery related to the loss of assets (nil in 2020).

Net research and development expenses comprise the following:

	Three months ended November 30,
	2020	2019

Gross research and development expenses	$14,153	$13,832
Research and development tax credits and grants	(2,954)	(2,083)
Net research and development expenses for the period	$11,199	$11,749

For the three months ended November 30, 2020, tax credits and grants include $835,000 for the CEWS (nil in 2020).

Inventory write-down is as follows:

	Three months ended November 30,
	2020	2019

Inventory write-down for the period	$495	$534

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended November 30,
	2020	2019

Cost of sales
Depreciation of property, plant and equipment	$449	$455
Depreciation of lease ROU assets	281	288
Amortization of intangible assets	2,162	1,318
	2,892	2,061

Selling and administrative expenses
Depreciation of property, plant and equipment	277	295
Depreciation of lease ROU assets	341	362
Amortization of intangible assets	205	152
	823	809

Net research and development expenses
Depreciation of property, plant and equipment	615	693
Depreciation of lease ROU assets	211	201
Amortization of intangible assets	182	162
	1,008	1,056
	$4,723	$3,926

Depreciation of property, plant and equipment	$1,341	$1,443
Depreciation of lease ROU assets	833	851
Amortization of intangible assets	2,549	1,632
	$4,723	$3,926

Employee compensation comprises the following:

	Three months ended November 30,
	2020	2019

Salaries and benefits	$35,900	$34,307
Restructuring charges	543	−
Stock-based compensation costs	568	487
Grants (CEWS)	(1,885)	−
Total employee compensation for the period	$35,126	$34,794

Stock-based compensation costs by functional area are as follows:

	Three months ended November 30,
	2020	2019

Cost of sales	$30	$40
Selling and administrative expenses	447	380
Net research and development expenses	91	67
Total stock-based compensation for the period	$568	$487

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

CEWS by functional area are as follows (note 4):

	Three months ended November 30,
	2020	2019

Cost of sales	$(430)	$	−
Selling and administrative expenses	(620)		−
Net research and development expenses	(835)		−
Total CEWS for the period	$(1,885)	$	−

11	Income Taxes

For the three months ended November 30, 2019 and 2020, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the consolidated financial statements is as follows:

	Three months ended November 30,
	2020	2019

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$1,548	$704

Increase (decrease) due to:
Foreign income taxed at different rates	(96)	178
Non-deductible loss (non-taxable income)	(107)	14
Non-deductible expenses	168	178
Foreign exchange effect of translation of foreign subsidiaries	(11)	(115)
Utilization of previously unrecognized deferred income tax assets	(825)	(16)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	1,569	1,442
Other	(65)	284
Income tax provision for the period	$2,181	$2,669

The income tax provision consists of the following:

	Three months ended November 30,
	2020	2019

Current	$3,499	$3,111
Deferred	(1,318)	(442)
	$2,181	$2,669

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

12	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding to the diluted weighted average number of shares outstanding:

	Three months ended November 30,
	2020	2019

Basic weighted average number of shares outstanding (000’s)	55,749	55,439
Plus dilutive effect of (000’s):
Restricted share units	942	−
Deferred share units	332	−

Diluted weighted average number of shares outstanding (000’s)	57,023	55,439

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares, or their inclusion would be antidilutive (000’s)	22	1,385

For the three months ended November 30, 2019, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations
This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services, and our ability to manufacture and deliver our products and services to our customers; the effects and length of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as potential recession; trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F, and in our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated January 12, 2021.

All financial data are expressed in US dollars, except as otherwise noted, and are determined based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This discussion and analysis also contains financial data that do not comply with IFRS. Where such measures are presented, they are defined, and the reader is informed.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of test, monitoring and analytics solutions for fixed and mobile network operators, web‑scale companies, as well as for optical component and network equipment manufacturers in the global communications industry. Our broad portfolio of intelligent hardware and software solutions enables transformations related to fiber, 5G, and cloud-native network deployments. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users while driving operational efficiencies.

Our sales decreased 2.8% to $71.5 million in the first quarter of fiscal 2021 compared to $73.6 million for the same period last year. Bookings (purchase orders received from customers) slightly decreased 1.2% to $69.0 million in the first quarter of fiscal 2021, for a book-to-bill ratio of 0.97, from $69.9 million for the same period last year.

Net earnings amounted to $3.6 million, or $0.06 per diluted share, in the first quarter of fiscal 2021, compared to a net loss of $63,000, or $0.00 per share, for the same period last year. Net earnings for the first quarter of fiscal 2021 included after-tax expenses totaling $3.3 million, comprising $2.0 million in after-tax amortization of intangible assets, $0.6 million in stock-based compensation costs, $0.5 million in after-tax restructuring charges and a foreign exchange loss of $0.2 million. Net earnings for the first quarter of fiscal 2021 also included an amount of $1.4 million in after-tax (pre-tax $1.9 million) wage subsidy granted by the Canadian government as a result of the coronavirus pandemic, as well as an amount of $2.5 million insurance recovery related to the loss of assets. For the same period last year, net loss included net expenses totaling $2.0 million, comprising $1.4 million in after-tax amortization of intangible assets, $0.5 million in stock-based compensation costs and a foreign exchange loss of $0.1 million.

Adjusted EBITDA (net earnings (loss) before interest and other income/expense, income taxes, depreciation and amortization, stock‑based compensation costs, restructuring charges and foreign exchange loss) reached $9.9 million, or 13.9% of sales, in the first quarter of fiscal 2021, compared to $7.5 million, or 10.3% of sales for the same period last year. Adjusted EBITDA is a non-IFRS measure. See page 33 of this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings (loss).

On December 31, 2020, we acquired all of the issued and outstanding shares of InOpticals Inc. (InOpticals), a Taiwan-based company that offers ultra-high-speed test instruments for the laboratory and manufacturing markets. The fair value of the total consideration for this acquisition is not expected to be material. This acquisition will be accounted for by applying the acquisition method as required by IFRS 3, Business Combinations, and the requirements of IFRS 10, Consolidated Financial Statements. The results of operations of the acquired business will be included in our consolidated financial statements starting December 31, 2020, being the acquisition date.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)
	Three months ended November 30,		Three months ended November 30,

	2020	2019	2020	2019

Sales	$71,512	$73,551	100.0%	100.0%

Cost of sales (1)	29,869	30,241	41.8	41.1
Selling and administrative	21,606	24,504	30.2	33.3
Net research and development	11,199	11,749	15.7	16.0
Depreciation of property, plant and equipment	1,341	1,443	1.9	2.0
Depreciation of lease right-of-use assets	833	851	1.1	1.2
Amortization of intangible assets	2,549	1,632	3.6	2.2
Interest and other (income) expense	(1,866)	399	(2.6)	0.5
Foreign exchange loss	246	126	0.3	0.2
Earnings before income taxes	5,735	2,606	8.0	3.5
Income taxes	2,181	2,669	3.0	3.6
Net earnings (loss) for the period	$3,554	$(63)	5.0%	(0.1)%

Basic and diluted net earnings (loss) per share	$0.06	$(0.00)

Other selected information:

Gross margin before depreciation and amortization (2)	$41,643	$43,310	58.2%	58.9%

Gross research and development	$14,153	$13,832	19.8%	18.8%

Canadian emergency wage subsidy included in:
Cost of sales	$(430)	$–	0.6%	–%
Selling and administrative expenses	$(620)	$–	0.9%	–%
Net research and development expenses	$(835)	$–	1.1%	–%
Adjusted EBITDA (2)	$9,949	$7,544	13.9%	10.3%
(1)	Cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 33 for non-IFRS measures.

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Three months ended November 30,
	2020	2019

Test and measurement	$50,473	$55,947
Service assurance, systems and services	21,046	17,749
	71,519	73,696
Foreign exchange losses on forward exchange contracts	(7)	(145)
Total sales	$71,512	$73,551

Bookings

	Three months ended November 30,
	2020	2019

Test and measurement	$51,248	$55,009
Service assurance, systems and services	17,802	15,049
	69,050	70,058
Foreign exchange losses on forward exchange contracts	(7)	(145)
Total bookings	$69,043	$69,913

Sales by geographic region

The following table summarizes sales by geographic region:

	Three months ended November 30,
	2020	2019

Americas	44%	54%
Europe, Middle East and Africa (EMEA)	37	29
Asia-Pacific (APAC)	19	17
	100%	100%

For the three months ended November 30, 2020, our sales decreased 2.8% to $71.5 million, compared to $73.6 million for the same period last year, while our bookings decreased 1.2% to $69.0 million, compared to $69.9 million for the same period last year, for a book-to-bill ratio of 0.97.

Sales

In the first quarter of fiscal 2021, the 2.8% year-over-year decrease in our total sales comes from our test and measurement (T&M) product line, which delivered decrease in sales of 9.8%, while sales of our service assurance, systems and services (SASS) product line increased 18.6% compared to the same period last year.

In the first quarter of fiscal 2021, sales of our T&M product line decreased 9.8% year-over-year to $50.5 million, down from a record-high $55.9 million for the same period last year. This year-over-year decrease in sales is mainly due to ongoing reduction in large-scale network deployment in favor of maintenance projects due to the coronavirus pandemic, which reduced sales of our physical and transport and datacom solutions year-over-year, especially in the Americas and APAC region. This was offset in part by a catchup in spending to enable network deployment in EMEA following a slowdown over the last quarters due to the coronavirus pandemic, and from larger calendar year-end budget spending on the part of some communication service providers (CSPs) in the Americas. Finally, sales of our T&M product line were to some extent positively affected by currency fluctuations year-over-year.

In the first quarter of fiscal 2021, sales of our SASS product line increased 18.6% year-over-year to $21.0 million, from $17.7 million for the same period last year. In the first quarter of fiscal 2021, we received customer acceptance for certain large orders in the EMEA and APAC regions for our network optimization, monitoring and real-time topology solutions, which increased our sales year-over-year. In addition, sales of our SASS product line were to some extent positively affected by currency fluctuations year-over-year. Otherwise, in the first quarter of fiscal 2021, the ongoing coronavirus pandemic had a negative impact on sales of our SASS product line worldwide, as delivery and commissioning of our solutions were more difficult to execute. Sales and bookings of our SASS product line are characterized by large intermittent orders from customers that may have prolonged sales and revenue recognition cycles; therefore, our quarterly sales and bookings are subject to quarterly fluctuations.

Bookings

In the first quarter of fiscal 2021, the 1.2% year-over-year decrease in our total bookings comes from our T&M product line, which delivered decrease in bookings of 6.8%, while bookings of our SASS product line increased 18.3% during the same period.

In the first quarter of fiscal 2021, bookings of our T&M product line decreased 6.8% year-over-year. This year-over-year decrease in bookings is mainly due to the ongoing reduction in large-scale network deployments in favor of maintenance projects as a result of the coronavirus pandemic, which reduced bookings of our physical and transport and datacom solutions year-over-year especially in the Americas and APAC region. This was offset in part by a catchup in spending to enable network deployment in EMEA following a slowdown over the last quarters due to the coronavirus pandemic, and from larger calendar year-end budget spending on the part of some communication service providers (CSPs) in the Americas. Finally, bookings of our T&M product line were to some extent positively affected by currency fluctuations year-over-year.

In the first quarter of fiscal 2021, bookings of our SASS product line increased 18.3% year-over-year. In the first quarter of fiscal 2021, most of the year-over increase in bookings comes from the EMEA region, as we received a higher level of orders for our monitoring solutions. In addition, bookings of our SASS product line were to some extent positively affected by currency fluctuations year-over-year. Otherwise, in the first quarter of fiscal 2021, the ongoing coronavirus pandemic had a negative impact on bookings of our SASS product line, as we experienced longer delays to close certain deals.

Customer concentration

In the first quarters of fiscal 2020 and 2021, our top customer accounted for 11.9% and 4.3% of our sales respectively. In the first quarters of fiscal 2020 and 2021, our top three customers accounted for 19.7% and 12.6% of our sales, respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 33 of this document)

Gross margin before depreciation and amortization reached 58.2% of sales for the three months ended November 30, 2020, compared to 58.9% for the same period last year.

In the first quarter of fiscal 2021, gross margin before depreciation and amortization included $0.4 million for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic; this represented a positive impact of 0.6% of sales on our gross margin before depreciation and amortization year-over-year.

Otherwise, in the first quarter of fiscal 2021, our gross margin before depreciation and amortization was negatively impacted by a less favorable sales mix overall compared to the same period last year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended November 30, 2020, selling and administrative expenses were $21.6 million, or 30.2% of sales, compared to $24.5 million, or 33.3% of sales, for the same period last year.

In the first quarter of fiscal 2021, our selling and administrative expenses decreased $2.9 million compared to the same period last year.

In the first quarter of fiscal 2021, worldwide constraints and preventive measures leading to restrictions on travel and lockdown periods due to the coronavirus pandemic resulted in lower travel expenses year‑over-year.

In addition, in the first quarter of fiscal 2021, we had the full impact of our 2020 restructuring plan, which reduced our selling and administrative expenses year-over-year.

Finally, in the first quarter of fiscal 2021, our selling and administrative expenses included $0.6 million for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic; this represented a positive impact of 0.9% of sales on our selling and administrative expenses year‑over‑year.

Otherwise, in the first quarter of fiscal 2021, we incurred restructuring charges of $0.5 million or 0.8% of sales (nil in 2020).

Also, in the first quarter of fiscal 2021, the decrease in the average value of the US dollar compared to other currencies had to some extent a negative impact on our selling and administrative expenses year-over-year.

In the first quarter of fiscal 2021, our selling and administrative expenses amounted to 30.2% of sales, 3.1% lower compared to 33.3% of sales in the same period last year, as a travel expenses decreased faster than sales year-over-year, and because of the wage subsidy.

RESEARCH AND DEVELOPMENT EXPENSES

Gross Research and Development Expenses

For the three months ended November 30, 2020, gross research and development expenses totaled $14.2 million, or 19.8% of sales, compared to $13.8 million, or 18.8% of sales for the same period last year.

In the first quarter of fiscal 2021, our gross research and development expenses increased $0.4 million year‑over‑year.

In the first quarter of fiscal 2021, inflation and salary increases contributed to increasing our gross research and development expenses year-over-year.

In addition, in the first quarter of fiscal 2021, the decrease in the average value of the US dollar compared to other currencies had to some extent a negative impact on our gross research and development expenses year-over-year.

In the first quarter of fiscal 2021, our gross research and development expenses amounted to 19.8% of sales, 1.0% higher compared to 18.8% of sales in the same period last year, as these expenses slightly increased while our sales decreased year-over-year.

Tax Credits and Grants

For the three months ended November 30, 2020, tax credits for research and development activities were $3.0 million, or 20.9% of gross research and development expenses, compared to $2.1 million, or 15.1% of gross research and development expenses, for the same period last year.

In the first quarter of fiscal 2021, our tax credits and grants included $0.8 million, or 5.9% of gross research and development expenses, for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic (nil in 2020).

For the three months ended November 30, 2020, the increase in our tax credits and grants in dollars and as a percentage of gross research and development, compared to the same period last year mainly comes from the wage subsidy recorded during the quarter.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technology and customer relationships. In addition, intangible assets include software.

For the three months ended November 30, 2020, amortization of intangible assets reached $2.5 million, compared to $1.6 million for the same period last year.

The year-over-year increase in our amortization expense in the first quarter of fiscal 2021, compared to the same period last year, is due to increased amortization expense for acquired backlog (customer relationship) as related sales were recognized during the quarter.

INTEREST AND OTHER (INCOME) EXPENSES

For the three months ended November 30, 2020, interest and other income totaled $1.9 million, compared to interest and other expenses of $0.4 million for the same period last year.

During the first quarter of fiscal 2021, other income included an insurance recovery of $2.5 million related to the loss of assets (nil in 2020).

INCOME TAXES

For the three months ended November 30, 2020, we reported income tax expenses of $2.2 million on earnings before income taxes of $5.7 million. For the corresponding period last year, we reported income tax expenses of $2.7 million on earnings before income taxes of $2.6 million.

These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these periods.

Please refer to note 11 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at November 30, 2020, cash and short-term investments totaled $16.5 million, while our working capital was at $40.2 million. Our cash and short-term investments decreased by $17.2 million in the first quarter of fiscal 2021 compared to the previous quarter-end.

The following table summarizes the decrease in cash and short-term investments during the first quarter of fiscal 2021 in thousands of US dollars:

Decrease in bank loan	$(16,338)
Purchases of capital assets	(1,111)
Repayment of lease liabilities and long-term debt	(1,414)
Redemption of share capital	(380)
Cash flows provided by operating activities	2,062
Other	(58)

$(17,239)

Our short-term investments of $1.1 million consist of debt instruments issued by high-credit-quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis.

We believe that our cash balances and short-term investments totaling $16.5 million, combined with our available revolving credit facilities of up to $61.4 million until May 2021 and $ 46.0 million thereafter, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. In addition to these assets and credit facilities, we have unused available lines of credit of $23.0 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities and the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $2.1 million for the three months ended November 30, 2020, compared to cash flows used of $6.5 million for the same period last year.

Cash flows provided by operating activities in the first quarter of fiscal 2021 were attributable to the net earnings after items not affecting cash of $6.1 million, partially offset by the negative net change in non-cash operating items of $4.0 million; this was mainly due to the negative effect on cash of the $0.8 million increase in our accounts receivable due to the Canadian emergency wage subsidy recorded during the quarter but not yet recovered, the $2.6 million increase in inventories to meet future demand and the $3.8 million decrease in our accounts payable, accrued liabilities and provisions due to the $1.9 million payment of restructuring charges during that quarter, as well as the timing of purchases and payments. These negative effects on cash were offset in part by the positive effect on cash of the $1.2 million decrease in our income taxes and tax credits due to tax credits and income taxes recovered during the quarter, the $0.6 million decrease in our prepaid expenses due to the timing of payments made during the quarter, and the $1.4 million decrease in our other assets as contract assets decreased following the recognition of related sales during the quarter.

Cash flows used by operating activities in the first quarter of fiscal 2020 were attributable to the net loss after items not affecting cash of $0.3 million, and the negative net change in non-cash operating items of $6.2 million; this was mainly due to the negative effect on cash of the $3.5 million increase in inventories to meet future demand and the $3.7 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter. These negative effects on cash were offset in part by the positive effect on cash of the $0.5 million decrease in our income taxes and tax credits due to tax credits and income taxes recovered during the quarter, and the $0.4 million decrease in our prepaid expenses due to the timing of payments made during the quarter.

Investing activities

Cash flows used by investing activities were $1.3 million for the three months ended November 30, 2020, compared to $1.6 million for the same period last year.

In the first quarter of fiscal 2021, we made cash payments of $1.1 million for the purchase of capital assets, and we acquired $0.2 million worth of short-term investments during the quarter.

For the corresponding period last year, we made cash payments of $2.0 million for the purchase of capital assets. However, we disposed of $0.4 million worth of short-term investments during the quarter.

Financing activities

Cash flows used by financing activities amounted to $18.1 million in the first quarter of fiscal 2021, compared to cash flows provided of $6.6 million during the same period last year.

In the first quarter of fiscal 2021, our bank loan decreased by $16.3 million, we repaid $1.4 million of our lease liabilities and long-term debt and we redeemed share capital for $0.4 million.

For the corresponding period last year, our bank loan increased by $8.4 million, but we repaid $1.5 million of our lease liabilities and long-term debt and we redeemed share capital for $0.2 million.

Contractual Obligations

We are committed under the terms of contractual obligations, which have various expiration dates, primarily for our lease liabilities, long-term debt and licensing of intellectual property. The following table summarizes our contractual obligations as at November 30, 2020 in thousands of US dollars:

	Lease liabilities	Long-term debt	Licensing agreements	Total

No later than 1 year	$2,870	$1,880	$1,862	$6,612
Later than 1 year and no later than 5 years	5,810	1,759	288	7,857
Later than 5 years	905	‒	‒	905
	$9,585	$3,639	$2,150	$15,374

In addition, as at November 30, 2020, we had letters of guarantee amounting to $1.2 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

FORWARD EXCHANGE CONTRACTS

We are exposed to currency risk as a result of our export sales of products manufactured in Canada, China, Finland and France, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at November 30, 2020, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2020 to August 2021	$26,800,000	1.3329
September 2021 to August 2022	18,800,000	1.3492
September 2022 to February 2023	3,600,000	1.3324
Total	$49,200,000	1.3391

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2020 to February 2021	$750,000	77.88

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $1.5 million as at August 31, 2020, and $1.7 million as at November 30, 2020, mainly for our US dollar/Canadian dollar forward exchange contracts. The quarter-end exchange rate was CA$1.2965 = US$1.00 as at November 30, 2020.

SHARE CAPITAL

As at January 12, 2021, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 25,684,370 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and are without par value.

STRUCTURED ENTITIES

As at November 30, 2020, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Coronavirus pandemic

The second wave of the coronavirus pandemic worldwide impacts the global economy, as preventive measures and extended restrictions on transportation and lockdowns for individuals are still being imposed in most countries. The breadth and duration of this pandemic are unknown and raise uncertainties that may impact the measurement of assets and liabilities in future periods.

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2020, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

RISKS AND UNCERTAINTIES

For the first quarter of fiscal 2021, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2020.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) before interest and other income/expenses, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges and foreign exchange loss.

These non-IFRS measures eliminate the effect on our IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare our performance against that of our competitors and industry players in our sector.

Finally, these measures help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance. More importantly, it enables the comparison of our performance on a relatively similar basis against that of other public and private companies in our industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss) in thousands of US dollars:

Adjusted EBITDA

	Three months ended November 30,
	2020	2019

IFRS net earnings (loss) for the period	$3,554	$(63)

Add (deduct):

Depreciation and amortization	4,723	3,926
Interest and other (income) expense	(1,866)	399
Income taxes	2,181	2,669
Stock-based compensation costs	568	487
Restructuring charges	543	‒
Foreign exchange loss	246	126
Adjusted EBITDA for the period	$9,949	$7,544

Adjusted EBITDA in percentage of sales	13.9%	10.3%

QUARTERLY SUMMARY FINANCIAL INFORMATION (1)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	November 30, 2020	August 31, 2020	May 31, 2020	February 29, 2020

Sales	$71,512	$70,572	$66,147	$55,313
Cost of sales (2)	$29,869	$32,573	$27,948	$23,796
Net earnings (loss)	$3,554	$(3,633)	$3,177	$(9,021)
Basic and diluted net earnings (loss) per share	$0.06	$(0.07)	$0.06	$(0.16)

	Quarters ended
	November 30, 2019	August 31, 2019	May 31, 2019	February 28, 2019

Sales	$73,551	$70,175	$73,587	$73,927
Cost of sales (2)	$30,241	$30,260	$30,458	$29,062
Net earnings (loss)	$(63)	$(227)	$21	$5,193
Basic and diluted net earnings (loss) per share	$(0.00)	$(0.00)	$0.00	$0.09

(1)
Quarterly financial information has been derived from our condensed unaudited interim consolidated financial statements, which are prepared in accordance with IFRS, as issued by the IASB, applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”. The presentation currency is the US dollar, which differs from the functional currency of the company (Canadian dollar).

(2)	Cost of sales is exclusive of depreciation and amortization.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PHILIPPE MORIN, Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended November 30, 2020.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on September 1, 2020 and ended on November 30, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: January 12, 2021

/s/ Philippe Morin
Philippe Morin
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PIERRE PLAMONDON, Chief Financial Officer and Vice-President, Finance of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended November 30, 2020.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on September 1, 2020 and ended on November 30, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: January 12, 2021

/s/ Pierre Plamondon
Pierre Plamondon, CPA
Chief Financial Officer and Vice-President, Finance